UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 20)1

Biglari Holdings Inc.
(Name of Issuer)

Common Stock, $.50 Stated Value
(Title of Class of Securities)

857873-10-3
(CUSIP Number)

Sardar Biglari
c/o The Lion Fund, L.P.
175 East Houston Street, Suite 1300
San Antonio, Texas 78205
(210) 344-3400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Sardar Biglari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 205,268
	8	SHARED VOTING POWER 4,282
	9	SOLE DISPOSITIVE POWER 205,268
	10	SHARED DISPOSITIVE POWER 4,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 209,550
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON The Lion Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 198,507
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 198,507
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Biglari Capital Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 198,507
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 198,507
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Sizzlin Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,386
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,386
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,386
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,386
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Western Acquisitions L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,386
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,386
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,386
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON The Steak n Shake 401(k) Savings Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 368
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 368
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 368
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON The Steak n Shake Non-Qualified Savings Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 857873-10-3

1	NAME OF REPORTING PERSON Philip L. Cooley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,282
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,282
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 857873-10-3

The following constitutes Amendment No. 20 (“Amendment No. 20”) to the Schedule 13D filed by the undersigned.  This Amendment No. 20 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by The Lion Fund, L.P., a Delaware limited partnership (“Lion Fund”), Biglari Capital Corp., a Texas corporation (“BCC”), Western Acquisitions L.P., a Delaware limited partnership (“Western Acquisitions”), Western Investments Inc., a Delaware corporation (“Western Investments”), Western Sizzlin Corp., a Delaware corporation (“WSC”), Sardar Biglari, Philip L. Cooley, The Steak n Shake 401(k) Savings Plan (the “401(k) Plan”) and The Steak n Shake Non-Qualified Savings Plan (the “Non-Qualified Savings Plan”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

BCC is the general partner of the Lion Fund.  BCC is a wholly-owned subsidiary of the Issuer.  Sardar Biglari is the Chairman and Chief Executive Officer of each of BCC and the Issuer and has investment discretion over the securities owned by the Lion Fund.  By virtue of these relationships, BCC and Sardar Biglari may be deemed to beneficially own the Shares directly owned by the Lion Fund.

Western Investments is the general partner of Western Acquisitions.  Western Investments is a wholly-owned subsidiary of WSC.  WSC is a wholly-owned subsidiary of the Issuer.  Sardar Biglari is the Chairman and Chief Executive Officer of each of Western Investments, WSC and the Issuer and has investment discretion over the securities owned by Western Acquisitions.  By virtue of these relationships, Western Investments, WSC and Sardar Biglari may be deemed to beneficially own the Shares directly owned by Western Acquisitions.

Sardar Biglari has sole power to direct the voting of the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan.

Philip L. Cooley is an advisory director of BCC and also serves as Vice Chairman of the Board of the Issuer.

As of the date hereof, each of Mustang Capital Partners I, LP, a Texas limited partnership (“MCPI”), Mustang Capital Partners II, LP, a Texas limited partnership (“MCPII”), Mustang Capital Advisors, LP, a Texas limited partnership (“MCA”), Mustang Capital Management, LLC, a Texas limited liability company (“MCM”), and Western Mustang Holdings LLC, a Delaware limited liability company (“WMH”), does not beneficially own Shares of the Issuer.  MCA serves as investment manager to, and is the general partner of, each of MCPI and MCPII.  MCM is the general partner of MCA.  WSC, through WMH, its wholly-owned subsidiary, has a controlling interest in MCA and MCM.

Set forth on Schedule A annexed hereto is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of WSC.

CUSIP NO. 857873-10-3

(b) The principal business address of each of the Lion Fund, BCC, Sardar Biglari, the 401(k) Plan and the Non-Qualified Savings Plan is 175 East Houston Street, Suite 1300, San Antonio, Texas 78205.

The principal business address of each of Western Acquisitions, Western Investments and WSC is 401 Albemarle Avenue SE, Roanoke, Virginia 24011.

The principal business address of Philip L. Cooley is c/o Trinity University, One Trinity Place, San Antonio, Texas 78212.

(c) The principal business of the Lion Fund is purchasing, holding and selling securities for investment purposes.  The principal business of BCC is serving as the general partner of the Lion Fund.  The principal occupation of Sardar Biglari is serving as Chairman and Chief Executive Officer of the Issuer and BCC.

The principal business of WSC is serving as a holding company that owns subsidiaries engaged in a number of diverse business activities, including the franchise and operation of restaurants.  WSC also invests in securities through its subsidiaries, including  Western Investments.  The principal business of Western Acquisitions is serving as an investment fund of which Western Investments is the general partner.

Each of the 401(k) Plan and the Non-Qualified Savings Plan is a defined employee contribution plan maintained by the Issuer.

The principal occupation of Philip L. Cooley is serving as the Prassel Distinguished Professor of Business at Trinity University, San Antonio, Texas.

(d) No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Sardar Biglari and Philip L. Cooley are citizens of the United States of America.  The citizenships of the persons listed on Schedule A annexed hereto are set forth thereon.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 4,001 Shares owned directly by Sardar Biglari is approximately $1,130,507.  The Shares owned directly by Sardar Biglari were acquired with his personal funds.

CUSIP NO. 857873-10-3

The aggregate purchase price of the 198,507 Shares owned directly by the Lion Fund is approximately $53,922,162.  Of the Shares owned directly by the Lion Fund, 21,723 Shares were received in the Lion Fund’s capacity as a stockholder of WSC pursuant to a special dividend by WSC payable to stockholders of WSC on a pro-rata basis, for no consideration, in accordance with the terms of that certain merger agreement, dated October 22, 2009, by and between WSC and the Issuer (the “Special Dividend”) and the remaining Shares were acquired with the working capital of the Lion Fund.

The aggregate purchase price of the 2,386 Shares owned directly by Western Acquisitions is approximately $312,093.  The Shares owned directly by Western Acquisitions were acquired with the working capital of Western Acquisitions.

The aggregate purchase price of the 368 Shares held under the 401(k) Plan is approximately $122,343.

The aggregate purchase price of the 6 Shares held under the Non-Qualified Savings Plan is approximately $1,950.

The aggregate purchase price of the 3,732 Shares owned directly by Philip L. Cooley and the 550 Shares owned directly by Philip L. Cooley’s spouse, Sandy Cooley, who shares the same business address as Philip L. Cooley, which he may also be deemed to beneficially own is approximately $620,932.  Of the 4,282 Shares beneficially owned by Philip L. Cooley, 3,222 Shares were acquired with Philip L. Cooley’s personal funds, 550 Shares were acquired with his spouse’s personal funds, 25 Shares were acquired with the working capital of BCC and subsequently gifted to Philip L. Cooley, 330 Shares were received pursuant to the Special Dividend and 155 Shares were awarded to Philip L. Cooley in his capacity as a director of the Issuer pursuant to the Issuer’s 2008 Equity Incentive Plan (44 of such Shares vest over a two year period ending February 13, 2011, the restriction on transfer for 50 of such Shares expires on March 12, 2011 and the restriction on transfer for 61 of such Shares expires on October 19, 2010).

Set forth on Schedule B annexed hereto is the aggregate purchase price of the Shares beneficially owned by each of the executive officers and directors of WSC.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

(a-e) The aggregate percentage of Shares reported owned by each person named herein is based upon 1,433,587 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 21, 2010.

As of the close of business on the date hereof, Sardar Biglari owned directly 4,001 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on the date hereof, the Lion Fund owned directly 198,507 Shares, constituting approximately 13.8% of the Shares outstanding.  By virtue of their relationships with the Lion Fund discussed in further detail in Item 2, each of BCC and Sardar Biglari may be deemed to beneficially own the Shares owned by the Lion Fund.

CUSIP NO. 857873-10-3

As of the close of business on the date hereof, Western Acquisitions owned directly 2,386 Shares, constituting less than 1% of the Shares outstanding.  By virtue of their relationships with Western Acquisitions discussed in further detail in Item 2, each of Western Investments, WSC and Sardar Biglari may be deemed to beneficially own the Shares owned by Western Acquisitions.

As of the close of business on June 22, 2010, 368 Shares were held under the 401(k) Plan, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with the 401(k) Plan discussed in further detail in Item 2, Sardar Biglari may be deemed to beneficially own the Shares held under the 401(k) Plan.

As of the close of business on June 22, 2010, 6 Shares were held under the Non-Qualified Savings Plan, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with the Non-Qualified Savings Plan discussed in further detail in Item 2, Sardar Biglari may be deemed to beneficially own the Shares held under the Non-Qualified Savings Plan.

As of the close of business on the date hereof, Philip L. Cooley beneficially owned 4,282 Shares, constituting less than 1% of the Shares outstanding, consisting of 550 Shares owned directly by Philip L. Cooley’s spouse that Philip L. Cooley may be deemed to beneficially own and 3,732 Shares Philip L. Cooley owns directly.  Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley and therefore Sardar Biglari may also be deemed to beneficially own such Shares.

An aggregate of 209,550 Shares, constituting approximately 14.6% of the Shares outstanding, are reported by the Reporting Persons in this statement.

Set forth on Schedule B annexed hereto is the aggregate number and percentage of Shares beneficially owned by each of the executive officers and directors of WSC.

Schedule C annexed hereto lists all transactions in securities of the Issuer by (i) the Reporting Persons and (ii) each of the executive officers and directors of WSC since the filing of Amendment No. 19 to the Schedule 13D and, in the case of the Non-Qualified Savings Plan, during the past 60 days.  All of such transactions were effected in the open market, unless otherwise noted.

By virtue of his relationships with the other Reporting Persons discussed in further detail in Item 2, Sardar Biglari may be deemed to have the sole power to vote and dispose of the Shares beneficially owned by the Reporting Persons, other than the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan and the Shares beneficially owned by Philip L. Cooley.  Sardar Biglari has sole power to direct the voting of the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan.  Sardar Biglari shares with Philip L. Cooley the power to vote and dispose of the Shares beneficially owned by Philip L. Cooley.  Unless otherwise indicated thereon, the persons listed on Schedule B annexed hereto have the sole power to vote and dispose of the Shares they beneficially own.

CUSIP NO. 857873-10-3

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares except for Philip L. Cooley’s spouse with respect to the 550 Shares she owns directly and except with respect to the Shares held under each of the 401(k) Plan and the Non-Qualified Savings Plan.  Unless otherwise indicated thereon, no one other than the persons listed on Schedule B annexed hereto has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that they beneficially own.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 23, 2010, Sardar Biglari, Lion Fund, BCC, Western Acquisitions, Western Investments, WSC, Philip L. Cooley, the 401(k) Plan and the Non-Qualified Savings Plan (collectively, the “Group”) entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement, dated June 23, 2010, by and among Sardar Biglari, The Lion Fund, L.P., Biglari Capital Corp., Western Acquisitions L.P., Western Investments Inc., Western Sizzlin Corp., Philip L. Cooley, The Steak n Shake 401(k) Savings Plan and The Steak n Shake Non-Qualified Savings Plan.

CUSIP NO. 857873-10-3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2010	THE LION FUND, L.P.

	By:	Biglari Capital Corp. General Partner

	By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

BIGLARI CAPITAL CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN ACQUISITIONS L.P.

By:	Western Investments Inc. General Partner

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

WESTERN INVESTMENTS INC.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI

WESTERN SIZZLIN CORP.

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

CUSIP NO. 857873-10-3

THE STEAK N SHAKE 401(K) SAVINGS PLAN

By:	Steak n Shake Operations, Inc. Plan Sponsor

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

THE STEAK N SHAKE NON-QUALIFIED SAVINGS PLAN

By:	Steak n Shake Operations, Inc. Plan Sponsor

By:	/s/ Sardar Biglari
Sardar Biglari, Chief Executive Officer

/s/ Sardar Biglari
SARDAR BIGLARI As Attorney-In-Fact for Philip L. Cooley

CUSIP NO. 857873-10-3

SCHEDULE A

Directors and Executive Officers of Western Sizzlin Corp.

NAME AND POSITION WITH WESTERN SIZZLIN	PRESENT PRINCIPAL OCCUPATION	BUSINESS ADDRESS	CITIZENSHIP
Sardar Biglari, Chairman of the Board, Chief Executive Officer and President	See Item 2	See Item 2	See Item 2
Robyn B. Mabe, Vice President, Chief Financial Officer and Secretary / Treasurer	Vice President, Chief Financial Officer and Secretary / Treasurer of Western Sizzlin Corp.	c/o Western Sizzlin Corp. 401 Albemarle Avenue SE Roanoke, Virginia 24011	USA

CUSIP NO. 857873-10-3

SCHEDULE B

Interest in Securities of the Issuer by the
Directors and Executive Officers of Western Sizzlin Corp.

NAME	NUMBER OF SHARES BENEFICIALLY OWNED	PERCENTAGE	AGGREGATE COST
Sardar Biglari	See Item 5	See Item 5	See Item 3
Robyn B. Mabe	34	Less than 1%	N/A1

1 Shares acquired as a result of the Special Dividend.

CUSIP NO. 857873-10-3

SCHEDULE C

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 19 to the Schedule 13D
and, in the case of the Non-Qualified Savings Plan, during the past 60 days

Class of Security	Securities Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

The Lion Fund, L.P.

Common Stock	3,800	311.9792	06/10/10
Common Stock	7,533	310.1719	06/11/10
Common Stock	3,750	319.9711	06/14/10
Common Stock	5,650	322.2689	06/16/10
Common Stock	5,111	319.9396	06/17/10
Common Stock	6,072	323.0256	06/18/10
Common Stock	2,347	319.0945	06/21/10
Common Stock	4,000	315.1218	06/22/10
Common Stock	4,654	310.3647	06/23/10

The Steak n Shake 401(k) Savings Plan

Common Stock	21	317.1194	06/15/10
Common Stock	3	322.9594	06/16/10

The Steak n Shake Non-Qualified Savings Plan

Common Stock	5	321.6794	06/15/10
Common Stock	1	321.7499	06/16/10

Mustang Capital Partners I, LP

Common Stock	(3,625)	309.8982	06/11/10

Mustang Capital Partners II, LP

Common Stock	(750)	309.8982	06/11/10

CUSIP NO. 857873-10-3

Mustang Capital Advisors, LP (through client accounts)

Common Stock	(3,000)	309.8982	06/11/10

John K. H. Linnartz

Common Stock	(2,400)	309.8982	06/11/10